Exhibit 99.1

ReneSola Announces Fourth Quarter and Full Year 2017 Results from Continuing Operations

Shanghai, China, April 25, 2018 – ReneSola Ltd (“ReneSola” or the “Company”) (www.renesolapower.com) (NYSE: SOL), a leading solar project developer and operator, today announced its unaudited financial results from continuing operations for the fourth quarter and full year ended December 31, 2017.

Unless otherwise specified, the results presented herein exclude discontinued operations. Discontinued operations relate to the Company’s manufacturing business (including polysilicon, solar wafer, solar cell and solar module manufacturing) and LED distribution business which were disposed of in the third quarter of 2017. The Company’s full financial results including discontinued operations are not available at this time.

Mr. Xianshou Li, ReneSola's Chief Executive Officer, commented, “2017 was a transformative year for the Company. We exited the manufacturing business, becoming a pure play in the rapidly growing project development market. As a result, the fundamentals for our project business significantly improved. We achieved profitability and maintained a healthy balance sheet, providing the financial flexibility to drive growth. In 2017, we successfully connected 270 MW of solar rooftop projects in China and entered into the Hungarian market with a pipeline of 38.4 MW. Additionally, our overall solar power project pipeline remains solid at around 1.1 GW.”

Li continued, “Fourth quarter results were largely in-line with our expectations. On a year-over-year basis, Q4 revenue growth was over 60%, and operating income was up over 136%. We remain excited about the opportunities ahead of us, and believe that our talented team, diversified geographic coverage and track record of success at every stage of project development will position us for profitable growth.”

Fourth Quarter 2017 Highlights

	Q4 2017 ($ in million)	Q/Q Change	Y/Y Change
Revenue	$64.8	+78.6%	+61.1%
Gross Profit	$6.8	+7.3%	+71.5%
Operating Income	$4.9	+28.2%	+136.1%
EBITDA	$4.7	-28.6%	+94.5%
Income (loss) before Income Tax and Noncontrolling interests from Continuing Operations	$2.0	-49.8%	+14.8%

•	Revenue was $64.8 million, compared to the guidance range of $55 million to $60 million;
•	Gross margin was 10.5%, compared to 17.5% in Q3 2017 and 9.9% in Q4 2016;
•	Income before income tax and noncontrolling interests from continuing operations was $2.0 million, compared to $4.0 million in Q3 2017 and $1.7 million in Q4 2016;
•	Recognized revenue of $44.4 million from sales of distributed generation (DG) projects in China, community solar projects in the United States and utility projects in Turkey;
•	Recognized revenue of $15.4 million from EPC services for 25 MW of DG projects in China;
•	Recognized revenue from the sale of electricity of $5.0 million;
•	Connected 76.8 MW of rooftop projects in China which the Company intends to hold; and
•	Solar power project pipeline of approximately 1.1 GW, of which 546.5 MW are late-stage.

Full Year 2017 Highlights

	2017 ($ in million)	2016 ($ in million)	Y/Y Change
Revenue	$103.0	$80.5	+27.9%
Gross Profit	$14.1	$7.2	+95.4%
Operating Income	$6.6	$2.3	+179.1%
EBITDA	$11.6	$4.7	+149.4%
Income (loss) before Income Tax and Noncontrolling interests from Continuing Operations	$3.5	$0.2	+1,447.6%

•	Revenue increased 27.9% to $103.0 million from $80.5 million in 2016;
•	Gross margin was 13.7%, compared to 9.0% in 2016;
•	Income before income tax and noncontrolling interests from continuing operations was $3.5 million, compared to $0.2 million in 2016;
•	Recognized revenue of $64.8 million from sales of solar projects;
•	Recognized revenue of $25.9 million from the EPC business;
•	Recognized revenue from the sale of electricity of $12.3 million; and
•	Connected a total of 270 MW of rooftop projects in China.

Fourth Quarter 2017 Financial Results

Revenue from continuing operations was $64.8 million was up 78.6% q/q and up 61.2% y/y.

•	Revenue from the Project Development business was $44.4 million as we recognized revenue from sales of projects of 44.2 MW in China, 8.1 MW in Turkey and 13.3 MW in Minnesota.

•	Revenue from the EPC business was $15.4 million as we recognized revenue from the provision of EPC services of 25 MW in China.

•	Revenue from the sale of electricity was $5.0 million. The Company generated 22.6 million kwh of electricity from its operating projects in China during the quarter.

Gross profit of $6.8 million was up 7.3% q/q and 71.5% y/y. Gross margin was 10.5%, compared to 17.5% in Q3 2017 and 9.9% in Q4 2016.

Operating expenses were $2.0 million, down from $2.5 million in Q3 2017 and up slightly from $1.9 million in Q4 2016. Sales and marketing expenses were $0.6 million, essentially flat when compared to Q3 2017. General and administrative expenses were $1.7 million, down modestly from $1.9 million in Q3 2017.

Operating income was $4.9 million, compared to $3.8 million in Q3 2017 and $2.1 million in Q4 2016.

Total non-operating expenses of $2.9 million included interest expenses of $1.1 million and foreign exchange loss of $1.7 million.

Income before income tax and noncontrolling interests from continuing operations was $2.0 million, compared to $4.0 million in Q3 2017 and $1.7 million in Q4 2016.

Financial Position

The Company had cash and cash equivalents of $13.4 million as of December 31, 2017, compared to $5.2 million as of September 30, 2017. Long-term borrowings were $32.5 million as of December 31, 2017, associated with the Romanian projects. Other long-term liabilities were $67.5 million as of Decemember 31, 2017, associated with the financial leasing payables for rooftop projects in China.

Full Year 2017 Financial Results

Revenue from continuing operations was $103.0 million was up 27.9% y/y.

•	Revenue from the Project Development business was $64.8 million.

•	Revenue from the EPC business was $25.9 million.

•	Revenue from the sale of electricity was $12.3 million.

Gross profit of $14.1 million was up 95.4% y/y. Gross margin was 13.7%, compared to 9.0% in 2016.

Operating expenses were $7.6 million, up from $4.9 million in 2016. Sales and marketing expenses were $1.7 million, up from $0.5 million in 2016. General and administrative expenses were $6.2 million, down from $6.8 million in 2016.

Operating income was $6.6 million, compared to $2.3 million in 2016.

Total non-operating expenses of $3.0 million included interest expenses of $3.9 million and foreign exchange gains of $0.9 million.

Income before income tax and noncontrolling interests from continuing operations was $3.5 million, compared to $0.2 million in 2016.

Recent Business Updates

•	The Company are now in late stage discussion with a strategic investor to form a partnership to co-own the Company’s China DG Holdco. The investor plans to inject 200 million RMB in cash into the Holdco, in exchange for minority interest of the Holdco. We are hoping to finalize the details of our partnership in a few days.

•	In recent months the Company successfully penetrated the Hungarian solar market, securing a project pipeline of 38.4 MW. Additionally, the Comapny is developing solar projects in other new markets, including Spain, South Korea and India. In Spain, the Company currently has an early-stage pipeline of 162 MW.

•	In the first quarter of 2018, the Company was awarded 16 solar projects in France with a combined capacity of 4.65 MW.

•	In March 2018, the Company announced that it formed a strategic partnership with Green City Energy, a subsidiary of Green City e.V., a Munich, Germany-based project developer and financier focused on building, financing and operating renewable energy power plants in selected European markets, to jointly develop four solar parks in the south of France with a total installed capacity of 69 MW, generating approximately 105 million kWh of solar power per year.

•	In March 2018, the Company announced that Mr. Weiguo Zhou, an independent director and a member of compensation committee and nominating and corporate governance committee, was appointed interim Chief Financial Officer. Mr. Zhou succeeds Maggie Ma, whose resignation was effective February 28. Mr. Zhou has stepped down as an independent director during the period he serves as interim Chief Financial Officer and remains a member of the board of directors and a member of compensation committee and nominating and corporate governance committee.

Operating Assets and Completed Projects for Sale

The Company continues to pursue opportunities in small-scale projects in diversified regions and believes its strategy can capitalize on trends in solar energy development. ReneSola currently owns over 187 MW of rooftop projects in operation, which are concentrated in a handful of eastern provinces of China with attractive development environments. As of December 31, 2017, the Company had over 28 MW of rooftop projects under construction and anticipates owning approximately 350-400 MW of rooftop projects in China by the end of 2018.

Operating Assets	Capacity (MW)
China DG	187.3
- Zhejiang& Shanghai	66.7
- Anhui	29.6
- Henan	57.9
- Jiangsu	8.6
- Hebei	17.1
- Shandong	7.4
Romania	15.4
United Kingdom	9.3
Total	212.0

As of December 31, 2017, the Company currently has 4.6 MW of completed projects for sale.

Completed Projects for Sale	Capacity (MW)
Turkey	4.6
Total	4.6

Project Pipeline

As of December 31, 2017, the Company had a pipeline of over 1.1 GW of projects in various stages, of which 546.5 MW are projects that are late-stage. 92.2 MW of these late-stage projects are under construction. Late-stage projects include (i) projects with the legal right to develop based on definitive agreements, including the projects held by project SPVs or joint ventured project SPVs whose controlling power can be purchased by us once the late stage is reached, and (ii) projects for which PPA or FiT has been arranged.

The following table sets forth the Company’s late-stage project pipeline by location:

Project Location	Late-stage (MW)	Under Construction (MW)
USA	188.4	30.9
Canada	18.8	8.6
Turkey	120.4[1]	10.4
Poland	55.0	14.0
Hungary	38.4	-
China DG	125.5	28.3
Total	546.5	92.2

China

China: Late-stage Pipeline	Capacity (MW)	Business Model
-Zhejiang & Shanghai	69.1	IPP
-Fujian & Guangdong	15.1	IPP
-Jiangsu	14.0	IPP
-Anhui	7.0	IPP
-Henan	5.1	IPP
-Shandong	15.2	IPP
China DG	125.5

1  With the start of operation, ReneSola holds 50% of the economics in the projects, which are held for sale and expected to be sold in the normal course upon connection or shortly thereafter.

United States

In the U.S, the Company has a late-stage pipeline of 188.4 MW, 30.9 MW of which are under construction and are expected to be connected to the grid in the second quarter of 2018.

US: Late-stage Pipeline	Location	Capacity (MW)	PPA/FiT	Term	Start Date	COD	Business Model
NC-North	NC	6.8	PPA	15 Years	2017 Q3	2018 Q1	Project Development
RP-NC	NC	24.1	PPA	15 Years	2017 Q3	2018 Q2	Project Development
Utah	UT	10.7	PPA	20 Years	2018 Q2	2018 Q4	Project Development
RP-MN	MN	37.5	In Progress	25 Years	2018 Q2	2018 Q4 – 2019 Q1	Project Development
New York	NY	7.7	In Progress	TBD	2018 Q2	2018 Q4	Project Development
RP-CA	CA	13.6	Partial	20 Years	2018 Q3	2019	Project Development
Oregon	OR	23.0	In Progress	TBD	2019	2019	Project Development
Alpine	TX	65.0	In Progress	TBD	2019	2019	Project Development
Total		188.4

Canada

In Canada, the Company has a late-stage pipeline of 18.8 MW projects, 8.6 MW of which are under construction and are expected to be connected to the grid in the third quarter of 2018. These 8.6 MW projects are eligible for Canada’s FiT3 Scheme.

Canada: Late-stage Pipeline	Location	Capacity (MW)	PPA/FiT	Term	Start Date	COD	Business Model
FiT3	Ontario	8.6	FiT3	20 Years	2017 Q4	2018 Q3	Project Development
FiT4	Ontario	10.2	FiT4	20 Years	2018	2019	Project Development

Poland

In Poland, the Company has a late-stage pipeline of 55 MW projects, 14 MW of which are under construction and are expected to be connected to the grid in the second quarter of 2018. The rest of the 41 MW of projects are expected to be connected to the grid in late 2018.

Poland: Late-stage Pipeline	Project Info	Capacity (MW)	PPA/FiT	Price ($/KWh)	Term	Start Date	COD	Business Model
Auction 2016 Dec	13 individual projects, 1MW each	13.0	FiT (CfD)	0.1150	15 Years	2017 Q2	2018 Q2	IPP
Auction 2017 Jun	42 individual projects, 1MW each	42.0	FiT (CfD)	0.1080-0.1100	15 Years	2018 Q2 (1MW is under construction)	2018 Q4	IPP
Total		55.0

Turkey

In Turkey, the Company has a late-stage pipeline of 120.4 MW projects, 10.4 MW of which are under construction and are expected to be connected to the grid in the first half of 2018.

Turkey: Late-stage Pipeline (Capacity MW)	Under construction	To be constructed in 2018	FiT (USD/KWh)	Term	Business Model
120.4	10.4	110.0	0.1060-0.1330	10 Years	Project Development

Other Geographies

Others: Late-stage Pipeline	Project	Capacity (MW)	PPA/FiT	Price ($ / kwh)	Term	Start Date	COD	Business Model
Hungary	Portfolio of “Micro PPs”, 0.5 MW each	38.4	FiT	Over $0.124	25 Years	2018 Q2	2018 Q4	Project Development

Outlook

For the first quarter of 2018, the Company’s project business is expected to generate revenue in the range of $30 to $35 million and overall gross margin in the range of 15% to 20%. During the first quarter of 2018, the Company expects to connect 5 MW to 10 MW of DG projects in China, and to monetize 5 MW projects in international markets.

For 2018, the Company expects to generate revenue in the range of $130 to $140 million with overall gross margin in the range of 20 to 25%. The Company intends to connect 150 MW to 200 MW of DG projects in China, and to monetize 50 MW to 70 MW projects in international markets.

Conference Call Information

ReneSola's management will host an earnings conference call on April 25, 2018 at 8:30 a.m. U.S. Eastern Time (8:30 p.m. China Time).

Dial-in details for the earnings conference call are as follows:

	Phone Number	Toll-Free Number
United States	+1 8456750437	+1 8665194004
Hong Kong	+852 30186771	+852 800906601
Mainland China	+86 8008190121 +86 4006208038
Other International	+65 67135090

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is 7074737.

A replay of the conference call may be accessed by phone at the following numbers until May 3, 2018. To access the replay, please again reference the conference passcode 7074737.

	Phone Number	Toll-Free Number
United States	+1 6462543697	+1 8554525696
Hong Kong	+852 30512780	+852 800963117
Mainland China	+86 8008700206 +86 4006022065
Other International	+61 281990299

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of ReneSola's website at http://www.renesolapower.com.

About ReneSola

Founded in 2005, and listed on the New York Stock Exchange in 2008, ReneSola (NYSE: SOL) is an international leading brand of solar project developer and operator. Leveraging its global presence and solid experience in the industry, ReneSola is well positioned to develop green energy projects with attractive return around the world. For more information, please visit www.renesolapower.com.

Safe Harbor Statement

This press release contains statements that constitute ''forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it "believes," "plans," "expects" or "anticipates" will occur, what "will" or "could" happen, and other similar statements), you must remember that the Company's expectations may not be correct, even though it believes that they are reasonable. Furthermore, the forward-looking statements are mainly related to the Company’s continuing operations and you may not be able to compare such information with the Company’s past performance or results. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company's filings with the U.S. Securities and Exchange Commission, including the Company's annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company's situation may change in the future.

For investor and media inquiries, please contact:

In China:

ReneSola Ltd

Mr. Johnny Pan

+86 (21) 6280-9180 x131

ir@renesolapower.com

The Blueshirt Group Asia

Mr. Gary Dvorchak, CFA

+86 (138) 1079-1480

gary@blueshirtgroup.com

In the United States:

The Blueshirt Group

Mr. Ralph Fong

+1 (415) 489-2195

ralph@blueshirtgroup.com